Mail Stop 3561

June 13, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Timothy R. Wallace
Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re:** **Trinity Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-06903**

Dear Mr. Wallace:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. William A. McWhirter, CFO
            (214) 589-8910